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                                                                       Exhibit 8

                     [LOGO OF JOHNS MANVILLE APPEARS HERE]

                                                              December 29, 2000

Dear Stockholder:

  I am pleased to inform you that on December 19, 2000, Johns Manville Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Berkshire Hathaway Inc. ("Parent") and J Acquisition Corporation, a wholly owned subsidiary of Parent (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase any and all outstanding shares of the Company's common stock for $13.00 per share in cash, on the terms and subject to the conditions in the Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials (the "Offer to Purchase"). The Offer is not conditioned upon any minimum number of shares of the Company's common stock being validly tendered. The Offer is, however, subject to the conditions set forth in the Offer to Purchase, including receipt of the order of the United States Bankruptcy Court for the Southern District of New York approving, among other things, the tender by the Manville Personal Injury Settlement Trust (the "Trust") of all shares of the Company's common stock held by it and the requirement that the Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated December 19, 2000, between the Company and the Trust be in full force and effect and that all conditions to the consummation of the transactions described in the Offer to Purchase, other than consummation of the Offer, be satisfied or waived. The Offer is not subject to any financing condition.

  The Merger Agreement provides that as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger") and all shares not purchased in the Offer (other than shares held by Parent, the Purchaser or any of their subsidiaries and other than shares as to which dissenters' rights of appraisal have been exercised) will be converted into the right to receive $13.00 per share in cash in the Merger.

  The Board of Directors of the Company (1) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and are in the best interests of stockholders of the Company, (2) has approved the Merger Agreement and the transactions contemplated thereby, and (3) has recommended that stockholders of the Company tender their shares of Company common stock pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of J.P. Morgan Securities Inc., the Company's financial advisor, that, as of December 19, 2000, the consideration to be paid to the stockholders of the Company (other than the Trust) in the Offer and the Merger is fair, from a financial point of view, to such stockholders.

  Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation, includes as an annex the full text of the December 19, 2000 opinion of J.P. Morgan Securities Inc. and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated December 29, 2000, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares of Company common stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the Schedule 14D-9 and the enclosed materials carefully.

                                          Very truly yours,
                                          /s/ Charles L. Henry
                                          Chairman, President and
                                          Chief Executive Officer